Exhibit 99.50

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2017

DATED: NOVEMBER 8, 2017

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3

Caution Regarding Forward-looking Statements	3

Company Overview	5

Vision	5

Financial Performance Review	6

Liquidity and Capital Resources	24

Risk Management	27

Non-IFRS Financial Measures	28

Critical Accounting Policies and Estimates	33

Controls and Procedures	35

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 8, 2017 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the quarter ended September 30, 2017 compared with corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim consolidated financial statements and the related notes thereto for the quarter ended September 30, 2017 and 2016. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Adulting 101”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade-marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements and annual information form can be found on SEDAR at www.sedar.com and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, charge-off rate, average revenue per member, and gross loans receivable (short-term and long-term), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non-IFRS Financial Measures”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries), delinquencies ratios, anticipated cash needs and the need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

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Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 7, 2017 for the year ended December 31, 2016 available at www.sedar.com., which risk factors are incorporated herein by reference, including but not limited to risks related to: our limited operating history in an evolving industry; our recent, rapid growth; our history of losses; our efforts to expand our market reach and product portfolio; changes in the regulatory environment or in the way regulations are interpreted; privacy considerations; security breaches of members’ confidential information; economic conditions; material changes to the interest rate charged to our members and paid to our lenders; disruptions in the credit markets; an increase in member default rates; our negative operating cash flow; our ability to access additional capital through issuances of equity and debt securities; the concentration of our debt funding sources and our ability to access additional capital from those sources; the financial covenants under our credit facilities; our ability to collect payment on our loans and maintain accurate accounts; a decline in demand for our products; our products achieving sufficient market acceptance; protecting our intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in our software; denial of service attacks or security breaches; the adequacy of our allowance for loan losses; the reliability of our credit scoring model; access to reliable third-party data; our risk management efforts; our levels of indebtedness; exchange rate fluctuations; our marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by our employees and third-party service providers; our ability to collect payment and service the products we make available to our members; our reliance on data centers to deliver our services and any disruption thereof; competition in our industry; the reliability of information provided by members; our reliance on key personnel; competition for employees; preserving our corporate culture; risks related to litigation; and earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism. Although the forward-looking statements contained in this MD&A are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events.

An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

This MD&A may contain Future Oriented Financial Information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by our management to provide an outlook of our activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements”. The actual results of our operations and the resulting financial results may vary from the amounts set forth herein, and such variation may be material. Our management believes that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments.

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Management’s Discussion and Analysis

Company Overview

Mogo — a Vancouver-based financial technology company — is focused on building the best digital financial services experience for the next generation of Canadians. Mogo’s platform currently delivers four innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to:

•	Free credit score monitoring;

•	Mogo Platinum Prepaid Visa® Card (the “MogoCard”);

•	Mortgages (“MogoMortgage”); and

•	Personal loans.

The platform was engineered to deliver multiple financial products at scale and enable the launch of additional new innovative products all within the same digital account. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the financial brand for the next generation of Canadians. To learn more, please visit mogo.ca.

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding, this MD&A:

•	Finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”) with Fortress. The new credit facility was used to repay and replace Mogo’s existing $30 million facility with Fortress (“Credit Facility – ST”). This new credit facility, which has a lower effective interest rate and extends the maturity date by two years to July 2, 2020, will primarily be used to fund the Company’s high yielding line of credit products. The new facility is in addition to the Company’s existing $50 million Fortress facility (Credit Facility – Liquid), which has an initial interest rate of 9.5% and can be expanded, under certain conditions, up to $200 million.

•	Expanded into New Brunswick, Newfoundland and Prince Edward Island in the third quarter of 2017. Subsequent to the quarter, expanded into Manitoba.

•	Created a class of preferred shares, issuable in one or more series in the third quarter of 2017.

•	Raised $15.0 million through the issuance of convertible debentures in the second quarter of 2017.

•	Launched MogoMortgage, a digital first mortgage solution in the first quarter of 2017.

•	Launched the digital MogoCard product in first quarter of 2017.

•	Launched Canada’s first free monthly credit score monitoring product in the fourth quarter of 2016.

•	Launched Mogo’s new digital platform including the MogoAccount and iOS app in the third quarter of 2016 enabling Mogo to continue to build Canada’s leading digital financial services experience.

•	Announced strategic marketing collaboration agreement with Postmedia in the first quarter of 2016 providing Mogo with a minimum of $50 million of media value over the following three years. Leveraging the power of Postmedia’s more than 200 trusted brands, audience reach of 12.8 million average monthly unique visitors to its digital properties and 8.3 million weekly print media readership, Mogo has a unique opportunity to accelerate brand awareness while significantly reducing and de-risking marketing spend.

Vision

Mogo is on a mission to help Canadians take control of their financial health with solutions that are easy to use, transparent, and unconventionally fun. We focus on bringing innovation to a world dominated by big banks, hidden fees and old ways of dealing with money. By leveraging technology and design we are transforming the way Canadians manage their finances.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Revenue, gross profit, funding interest expense, contribution(1), contribution margin(1), adjusted EBITDA(1) , adjusted net income (loss) (1), charge-off rate(1) , average revenue per member(1),,Mogo members and gross loans receivable (short-term and long-term) (1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and ARPM)
	Three months ended			Nine months ended
	September 30		Percentage	September 30		Percentage
	2017	2016	Change	2017	2016	Change
IFRS Measures
Revenue	$12,579	$12,612	(0.3)%	$35,350	$38,044	(7)%
Gross Profit	8,567	7,601	13%	23,701	22,944	3%
Funding interest expense	1,935	1,589	22%	5,224	4,527	15%

Non-IFRS Measures
Contribution(1)	$4,898	$4,236	16%	$12,984	$12,930	0%
Contribution margin(1)	39%	34%		37%	34%
Adjusted EBITDA(1)	1,014	518	96%	1,478	(963)	n/a
Adjusted net income (loss) (1)	(4,105)	(3,347)	23%	(12,149)	(11,995)	1%
Cash provided by (used in) operating activities before investment in gross loans receivable (1)	108	2,056	(95)%	2,202	3,270	(33)%
Charge-off rate (1)	15%	23%		16%	21%
Average revenue per member (ARPM in $)(1)	27	49	(45)%	84	159	(47)%

($000s, except percentages and members)	As at
			Percentage		Percentage
			Change		Change
			September 30,		September
			2017 to		30, 2017 to
	September 30,	September	September 30,	December	December
	2017	30, 2016	2016	31, 2016	31, 2016
Non-IFRS Measures
Mogo Members (’000)	492	292	68%	348	41%
Gross loans receivable – short-term(1)	$9,102	$13,292	(32)%	$12,026	(24)%
Gross loans receivable – long-term(1)	65,616	57,696	14%	57,160	15%
Gross loans receivable	74,718	70,988	5%	69,186	8%

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Revenue

The Company saw an acceleration of quarterly revenue growth for the three months ended September 30, 2017. Revenue increased by 9.5% to $12.6 million from $11.5 million during the second quarter, compared to a 1.9% increase in the second quarter from the first quarter. Compared to the three months ended September 30, 2016, the Company experienced a marginal 0.3% decline in revenue. Total revenue for the nine months ended September 30, 2017 was $35.4 million, a 7.0% decrease compared to the same period last year. This is the result of a strategic shift in the Company’s product focus described below.

Loan fees decreased by 32.8% to $4.2 million from $6.2 million for the three months ended September 30, 2017 and 2016, respectively, and decreased by 34.0% to $13.4 million from $20.3 million for the nine months ended September 30, 2017 and 2016, respectively. The decrease in loan fees is the result of a deliberate shift away from short-term loan products.

Loan interest increased by 15.2% to $4.7 million from $4.1 million for the three months ended September 30, 2017 and 2016, respectively, and increased by 13.7% to $13.1 million from $11.5 million for the nine months ended September 30, 2017 and 2016, respectively. The increase in loan interest is a result of the Company’s strategic focus to grow its long-term loan products.

Other product revenue and fees increased by 60.6% to $3.7 million from $2.3 million in the three months ended September 30, 2017 and 2016, respectively, and increased by 42.1% to $8.9 million from $6.3 million for the nine months ended September 30, 2017 and 2016, respectively. The increase in other product revenue and fees, which now represents 30% of total revenue, is due to an increased uptake of our broadening portfolio of products and solutions other than short-term and long-term loan products.

Gross Profit

The Company has recorded a second consecutive quarterly increase in its gross profit. Gross profit for the three months ended September 30, 2017 was $8.6 million, a 12.7% increase as compared to the same period last year. Gross profit for the nine months ended September 30, 2017 was $23.7 million, an increase of 3.3% as compared to the same period last year.

Gross profit as a percentage of revenue increased to 68.1% from 60.3% and 67.0% from 60.3% for the three and nine months ended September 30, 2017 and September 30, 2016, respectively. The positive change is primarily related to growth in other product revenue and fees that have higher margins, and a decline in net charge off rates which resulted in an overall decrease in loan loss provision as a percentage of revenue.

Funding Interest expense

Funding interest expense for the three months ended September 30, 2017 was $1.9 million, an increase of $0.3 million or 21.8% over the same period last year. Funding interest expense for the nine months ended September 30, 2017 was $5.2 million, an increase of $0.7 million or 15.4% over the same period last year. The increase in funding interest expense is mainly related to an increase in facility drawdown on Credit Facility – Liquid by $3.4 million due to the growth in our long term loan portfolio compared to the balance as at September 30, 2016.

Contribution and Contribution Margin (1)

Contribution margin increased to 38.9% during the three months ended September 30, 2017 from 33.6% over the same period last year, whereas in absolute terms, contribution increased by 15.6%, from $4.2 million to $4.9 million. Contribution margin increased to 36.7% during the nine months ended September 30, 2017 from 34.0% over the same period last year, whereas in absolute terms, contribution increased by 0.4%, from $12.9 million to $13.0 million. The increase in our contribution margin is mainly attributable to a decrease in our cost of revenue.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted EBITDA (1)

The Company achieved positive adjusted EBITDA of $1.0 million during the three months ended September 30, 2017, a 95.8% increase compared to $0.5 million for the same period last year. This represents the Company’s fifth consecutive quarter of positive adjusted EBITDA(1), an increase of 390% from $0.2 million in the previous quarter. The improvement in adjusted EBITDA was driven by an increase in revenue and gross profit, and positive operating leverage delivered by our business model. For the nine month period ended September 30, 2017 adjusted EBITDA was $1.5 million as compared to ($1.0) million during the same period last year.

Adjusted Net Income (Loss) (1)

Adjusted net income (loss) during the three months ended September 30, 2017 was ($4.1) million, a 22.6% increase compared to ($3.3) million in the same period last year, whereas for nine months ended September 30, 2017, adjusted net income (loss) was ($12.1) million, a 1.3% increase compared to $(12.0) million in the same period last year. The change is mainly attributable to an increase in interest expense that is partially offset by the increases previously explained in adjusted EBITDA.

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable (1)

Cash provided by (used in) operating activities before investment in gross loans receivable (1) decreased by $2.0 million to $0.1 million from $2.1 million and decreased by $1.1 million to $2.2 million from $3.3 million for the three and nine months ended September 30, 2017 compared to the same periods last year. This is mainly attributable to the timing of changes in working capital.

Charge-Off Rate (1)

Charge off rate had a fourth consecutive improvement to 15.0% compared to 22.8% in the same period last year. For the nine months ended September 30, 2017 charge off rate improved to 16.2% from 21.5% compared to the same period last year. The improvement in charge off rate is mainly attributable to strong credit performance and a deliberate shift from short-term loan products to lower risk installment loans and line of credit products.

Average Revenue per Member (ARPM) (1)

ARPM decreased to $27 during the three months ended September 30, 2017 compared to $49 during the same period last year. ARPM decreased to $84 during the nine months ended September 30, 2017 compared to $159 during the same period last year. The decrease in ARPM is mainly driven by a significant increase to our member base while we are still in early stages of ramping up our new products. As we continue to ramp up existing products and add additional products, we eventually expect this metric to increase.

Mogo Members (1)

The Company experienced accelerated member growth during the three months ended September 30, 2017, adding approximately 53,000 members which represents a 23% increase in net members, quarter over quarter. Since September 30, 2016, there has been an increase of approximately 68.5% or 200,000 members. The continuous increase in our member base reflects increased brand awareness through our Postmedia marketing collaboration agreement and continuing adoption of the Company’s new and existing products.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Gross Loans Receivable

Gross loans receivable as at September 30, 2017 increased by 8.0% compared to the balance as at December 31, 2016 and increased by 5.3% compared to the balance as at September 30, 2016. Further, the increase in gross loans receivable during the 3 months ended September 30, 2017 represents the largest quarter on quarter growth experienced by the Company since December 31, 2015. Overall growth is primarily driven by growth in our long-term loan products, which is offset by a deliberate shift away from our short-term loan products. Gross loans receivable – long-term(1) was approximately $65.6 million, an increase of $8.5 million or 14.8% compared to the balance as at December 31, 2016. Gross loans receivable – long-term(1) represent 87.8% of the total gross loans receivable as at September 30, 2017, up from 82.6% as at December 31, 2016. The Company will continue to grow its long-term loan portfolio during the remainder of the year.

Results of Operations

The following table sets forth a summary of our results of operations for the three and nine months ended September 30, 2017 and 2016:

($000s, except per share amounts)
	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Revenue	$12,579	$12,612	$35,350	$38,044
Cost of revenue	4,012	5,011	11,649	15,100
Gross profit	8,567	7,601	23,701	22,944
Technology and development expenses	2,705	2,688	8,345	7,637
Customer service and operations expenses	1,734	1,776	5,493	5,487
Marketing expenses	1,754	1,229	4,569	5,467
General and administration expenses	2,672	2,318	7,475	7,953
Operating expenses	8,865	8,011	25,882	26,544
Income (loss) from operations	(298)	(410)	(2,181)	(3,600)
Funding interest expense	1,935	1,589	5,224	4,527
Corporate interest expense	2,085	1,559	5,444	4,705
Unrealized foreign exchange loss (gain)	(237)	55	(454)	(368)
Unrealized loss (gain) on derivative liability	(406)	(24)	973	(99)
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	74	-	182	-
Other financing (income) expenses	(32)	(12)	(40)	(7)
Income taxes	-	-	-	-
Net loss after tax	(3,717)	(3,577)	(13,628)	(13,864)
Adjusted EBITDA(1)	1,014	518	1,478	(963)
Adjusted net loss (1)	(4,105)	(3,347)	(12,149)	(11,995)
Net loss per share (Basic and fully diluted )	(0.20)	(0.20)	(0.74)	(0.76)

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Revenue

The following table displays revenue for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30		Percentage	September 30		Percentage
	2017	2016	Change	2017	2016	Change

Loan fees	$4,197	$6,246	(33)%	$13,403	$20,307	(34)%
Loan interest	4,674	4,057	15%	13,063	11,487	14%
Other product revenue and fees	3,708	2,309	61%	8,884	6,250	42%
Revenue	12,579	12,612	(0.3)%	35,350	38,044	(7)%

Loan fees represent fees on our short term loan products, which generally have terms ranging from fourteen to thirty days. Loan interest represents interest on our long term loan products. Our long-term loans fall into two categories: line of credit accounts and installment loans. Other product revenue and fees includes MogoCard revenue, MogoMortgage brokerage commissions, loan protection premiums, account fees, and other fees or charges.

Revenue increased by 9.5% to $12.6 million from $11.5 million during the second quarter, compared to a 1.9% increase in the second quarter from the first quarter. Compared to the three months ended September 30, 2016, the Company experienced a marginal 0.3% decline in revenue. Total revenue for the nine months ended September 30, 2017 was $35.4 million, a 7.0% decrease compared to the same period last year.

Loan fees for the three months ended September 30, 2017 was $4.2 million, a 32.8% decrease compared to the same period last year. Loan fees for the nine months ended September 30, 2017 was $13.4 million, a 34.0% decrease compared to the same period last year. The decrease was driven by the Company’s deliberate shift away from short-term loan products in favour of its long-term installment loan and line of credit products.

Loan interest for the three months ended September 30, 2017 was $4.7 million, and 15.2% increase compared to the same period last year. Loan interest for the nine months ended September 30, 2017 was $13.1 million, a 13.7% increase compared to the same period last year. The increase in loan interest was driven by the continued increase in the Company’s installment loan and line of credit products and corresponding growth in long-term gross loans receivable.

Other product revenue and fees for the three months ended September 30, 2017 was $3.7 million, a 60.6% increase compared to the same period last year. Other product revenue and fees for the nine months ended September 30, 2017 was $8.9 million, a 42.1% increase compared to the same period last year. The growth in other product revenue and fees is a result of both increased uptake of our existing products and the introduction of new products. As of September 30, 2017, other product revenue and fees represents 30% of total revenue.

The Company is very encouraged by the strong growth in other product revenue and fees and remains focused on continuing to drive growth in this segment by ramping existing fee based products, and introducing new fee based products that complement our digital account experience and continue to add value to our large and growing member base. The Company expects this revenue to represent an increasing percentage of our total revenue.

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Management’s Discussion and Analysis

Cost of revenue

The following table displays the cost of revenue for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30		Percentage	September 30		Percentage
	2017	2016	Change	2017	2016	Change

Provision for loan losses, net of recoveries	$2,843	$4,190	(32)%	$8,477	$12,454	(32)%
Transaction costs	1,169	821	42%	3,172	2,646	20%
Cost of revenue	4,012	5,011	(20)%	11,649	15,100	(23)%
As a percentage of revenue	32%	40%		33%	40%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. The cost of revenue for the three months ended September 30, 2017 was $4.0 million, a 20.0% decrease compared to the same period last year. The cost of revenue for the nine months ended September 30, 2017 was $11.6 million, a 23.0% decrease compared to the same period last year. This decrease in cost of revenue was mainly due to reduction in our loan loss provision. The cost of revenue as a percentage of revenue decreased from 39.7% to 32.0% and from 39.7% to 33.0% for the three and nine months ended September 30, 2017 respectively, as compared to the corresponding periods last year.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions.

The loan loss provision decreased to $2.8 million from $4.2 million in the three months ended September 30, 2017 and 2016 respectively, reflecting the Company’s continued strong underwriting performance. The provision for loan losses as a percentage of revenue decreased from 33.2% to 22.6% and from 32.7% to 24.0% for the three and nine months ended September 30, 2017 respectively, as compared to the corresponding periods last year. In addition to strong underwriting, the improvement in cost of revenue as a percentage of revenue is a result of an increase in other fee based product revenue that do not have associated capital at risk.

Transaction costs are a variable cost incurred with third-party vendors that relate directly to the acquisition and processing of new customers (excluding marketing) and include such expenses as payment processing fees, underwriting and credit scoring, loan system transaction fees, costs of the Company’s loan protection program and fees related to our MogoCard program. Transaction costs for the three months ended September 30, 2017 were $1.2 million, a 42% increase compared to the transaction costs of $0.8 million in same period last year. Transaction costs for the nine months ended September 30, 2017 were $3.2 million, a 20% increase from $2.6 million in the same period last year. The increase in transaction costs is due to growth in other product revenues and fees.

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Management’s Discussion and Analysis

Gross Profit

The following table provides the gross profit for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30		Percentage	September 30		Percentage
	2017	2016	Change	2017	2016	Change

Gross Profit	$8,567	$7,601	13%	$23,701	$22,944	3%
Gross Profit %	68%	60%		67%	60%

Gross profit for the three months ended September 30, 2017 was $8.6 million, a 12.7% increase compared to the same period last year. Gross profit for the nine months ended September 30, 2017 was $23.7 million, a 3.3% increase compared to the same period last year. The improvement in gross profit for three and nine months period September 30, 2017 is mainly due to a decrease in loan loss provision, partially offset by an increase in transaction costs. Gross profit as a percentage of revenue increased from 60.3% to 68.1% and from 60.3% to 67.0% for the three and nine months ended September 30, 2017, respectively, as compared to the corresponding periods last year. This change is primarily driven by the decrease in provision for loan losses resulting from strong underwriting performance and an increase in other product revenue as described above.

Technology and Development Expenses

The following table provides the technology and development expenses for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30		Percentage	September 30		Percentage
	2017	2016	Change	2017	2016	Change

Technology and development expenses	$2,705	$2,688	1%	$8,345	$7,637	9%
As a percentage of revenue	22%	21%		24%	20%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third-party data acquisition expenses, professional services, consulting costs, expenses related to the development of new products and technologies and maintenance of existing technology assets, amortization of capitalized software costs related to our technology platform and allocated overhead.

Technology and development expenses for the three months ended September 30, 2017 were $2.7 million, a 0.6% increase compared to the same period last year. Technology and development expenses for the nine months ended September 30, 2017 were $8.3 million, a 9.2% increase as compared to the same period last year. Technology and development expenses as a percentage of revenue increased from 21.3% to 21.5% and from 20.1% to 23.6% for the three and nine months ended September 30, 2017 respectively, as compared to the corresponding periods last year.

The increase was primarily attributable to an increase in amortization expense related to recently completed projects, and other non-capitalizable technology related expenses as we continue development of our fully digital financial services platform including further improvements to our customer experience, self-service capabilities and operational efficiencies.

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Management’s Discussion and Analysis

The capitalization of technology and development expenses was $1.2 million, a 29.7% decrease, and $3.8 million, a 21.6% decrease, for the three and nine month periods ended September 30, 2017, respectively, as compared to the corresponding periods last year. The continuous spending on technology highlights the Company’s commitment to investing in its technology platform for future product and service improvements. Specific initiatives during the current period include: continuous investment in the development of our new MogoCard product, Android app, Liquid digital loan solution and MogoMortgage. Moreover during the nine months ended September 30, 2017, the Company also managed to complete enhancements to its MogoCard program and iOS mobile app and member account application program. As the Company’s new products are put into use, we are expecting a corresponding increase in our amortization cost.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform and customer experience.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2017	2016	Change	2017	2016	Change

Customer Service and Operations expenses	$1,734	$1,776	(2)%	$5,493	$5,487	0.1%
As a percentage of revenue	14%	14%		15%	14%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel-related costs related to customer support and collections employees. Additional expenses include third-party expenses related to credit data sources, collections and allocated overhead.

CS&O expenses for the three months ended September 30, 2017 were $1.7 million, a 2.4% decrease as compared to the same period last year. CS&O expenses for the nine months ended September 30, 2017 were $5.5 million, approximately same as compared to the same period last year. CS&O expenses as a percentage of revenue decreased from 14.1% to 13.8% and increased from 14.4% to 15.5% for the three and nine months ended September 30, 2017, respectively, as compared to the corresponding periods last year. This was primarily driven by the decrease in personnel-related cost partially offset by an increase in credit refresh costs related to our free monthly credit score product.

Marketing Expenses

The following table provides the marketing expenses for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2017	2016	Change	2017	2016	Change

Marketing expenses	$1,754	$1,229	43%	$4,569	$5,467	(16)%
As a percentage of revenue	14%	10%		13%	14%

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Management’s Discussion and Analysis

Marketing expenses consist of salaries and personnel-related costs of our marketing employees, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), revenue share payments to Postmedia, public relations, promotional event programs, corporate communications, and allocated overhead.

Marketing expenses for the three months ended September 30, 2017 were $1.8 million, a 42.7% increase as compared to the same period last year. Marketing expenses for the nine months ended September 30, 2017 were $4.6 million, a decrease of 16.4% as compared to the same period last year. The increase in marketing expenses for the three months ended September 30, 2017 was to support the Company’s resumed focus to loan growth. The overall decrease in marketing expenses in the nine months ended September 30, 2017 is a result of cost savings from the marketing collaboration agreement with Postmedia in January 2016.

Under the marketing collaboration with Postmedia, the Company is able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. The agreement requires the Company to pay Postmedia a performance-based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million subject to certain adjustments. Mogo also paid a set-up fee in the amount of $1.17 million and issued Postmedia a five-year warrant to acquire up to 1,196,120 common shares of the Company for a subscription price of $1.2 million. Of the total marketing expenses, $0.7 million and $1.9 million related to performance–based revenue-share payments to Postmedia, amortization of Postmedia set-up fee and amortization of fair value of Postmedia warrants for the three months and nine months period ended September 30, 2017 respectively.

Marketing expenses as a percentage of revenue increased to 13.9% from 9.7% and decreased to 12.9% from 14.4% for the three and nine months ended September 30, 2017, respectively, as compared to the corresponding periods last year. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia as well as investing additional resources in other third-party marketing channels which we believe will enhance our overall marketing effectiveness.

General and Administration Expenses

The following table provides the general and administration expenses for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2017	2016	Change	2017	2016	Change

General and administration expenses	$2,672	$2,318	15%	$7,475	$7,953	(6)%
As a percentage of revenue	21%	18%		21%	21%

General and administration expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, funding, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal, occupancy, other corporate expenses and travel.

General and administration expenses for the three months ended September 30, 2017 were $2.7 million, a 15.3% increase as compared to the same period last year. General and administration expenses for the nine months ended September 30, 2017 were $7.5 million, a decrease of 6.0% as compared to the same period last year. The variance during the three and nine month periods ended September 30, 2017 are attributable to differences in timing of project expenses.

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Management’s Discussion and Analysis

As a percentage of revenue, general and administration expenses increased from 18.4% to 21.2% and from 20.9% to 21.1% for the three and nine months ended September 30, 2017, respectively, as compared to the corresponding periods last year. General and administration expenses include stock compensation costs related to administration personnel. General and administration expenses included the stock compensation costs of $0.1 million and $0.3 million for three and nine month ended September 30, 2017 respectively. Excluding the stock compensation expenses, net general and administration expenses for the three and nine months ended September 30, 2017 was $2.6 million, or 20.1% of revenue and $7.2 million, or 20.3% of revenue, respectively.

Funding Interest Expense

The following table provides a breakdown of funding interest expense for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2017	2016	Change	2017	2016	Change
Funding interest expense - Credit Facility- Liquid	$835	$554	51%	$2,196	$1,689	30%
Funding interest expense - Credit Facility- ST/Other	1,100	1,035	6%	3,028	2,838	7%
Total funding interest expense	1,935	1,589	22%	5,224	4,527	15%
As a percentage of revenue	15%	13%		15%	12%

Funding interest expense relates to the costs incurred in connection with the Credit Facilities used to fund our lending activities, including interest expense, fees, and amortization of deferred financing costs.

Funding interest expense for the three months ended September 30, 2017 was $1.9 million, a 21.8% increase as compared to the same period last year. Funding interest expenses for the nine months ended September 30, 2017 was $5.2 million, an increase of 15.4% as compared to the same period last year. Funding interest expense as a percentage of revenue increased from 12.6% to 15.4% and from 11.9% to 14.8% for the three and nine months ended September 30, 2017 respectively, as compared to the corresponding periods last year, due to increased usage of the Credit facilities as a result of the growth of our gross loans receivable – long-term portfolio.

Management expects funding costs to continue to increase in absolute dollars in the future as our loan portfolio grows.

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Management’s Discussion and Analysis

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2017	2016	Change	2017	2016	Change

Corporate interest expense	$2,085	$1,559	34%	$5,444	$4,705	16%
Unrealized foreign exchange (gain) loss	(237)	55	n/a	(454)	(368)	23%
Unrealized loss (gain) on derivative liability	(406)	(24)	1592%	973	(99)	n/a
Store closure and related (recovery) expenses	-	-	n/a	118	1,506	(92)%
One-time non-recurring expenses	74	-	n/a	182	-	n/a
Other financing (income) expense	(32)	(12)	167%	(40)	(7)	471%
Total other expense	1,484	1,578	(6)%	6,223	5,737	8%
As a percentage of revenue	12%	13%		18%	15%

The total other expense as a percentage of revenue decreased from 12.5% to 11.8% and increased from 15.1% to 17.6% for the three and nine months ended September 30, 2017, respectively, as compared to the corresponding periods last year.

Corporate interest expense consists of interest expense and amortization of deferred debt financing costs incurred on our non-convertible debentures, and interest expenses and accretion of our newly issued convertible debentures. The corporate interest expense for the three months ended September 30, 2017 was $2.1 million, a 33.7% increase as compared to the same period last year. The corporate interest expenses for the nine months ended September 30, 2017 was $5.4 million, an increase of 15.7% as compared to the same period last year. The increase in corporate interest expense is related to interest accrued on our newly issued convertible debentures.

Our presentation and functional currency is in Canadian (CAD) dollars. Our operations are based in Canada and we derive all of our revenue in CAD dollars. Unrealized foreign exchange gains and losses are associated with the translation of our $4.8 million United States dollar denominated debentures. The Company recognized unrealized foreign exchange gain of $0.2 million and loss of $0.1 million for the three months ended September 30, 2017 and 2016 respectively. The Company recognized unrealized foreign exchange gain of $0.5 million and $0.4 million for the nine months ended September 30, 2017 and 2016 respectively.

The unrealized gains and losses on derivative liability, a non-cash item, are related to the warrants issued to our lender. During December 2016, we issued a further 500,000 warrants to our lender resulting in an increase of unrealized loss on derivative liability during the three and nine months ended September 30, 2017. These warrants are revalued at each reporting period using the Black-Scholes option pricing model, which require inputs including the Company’s current stock price, volatility, the prevailing risk free interest rate, and expected life of the warrants. The change in any of the inputs will change the fair value of liability resulting in an unrealized gain or loss recorded in the consolidated statement of loss. The change in unrealized (gain) losses during the current three and nine month periods is due to a change in the Company’s share price as compared to the corresponding prior periods.

Store closure and related expenses represents the provision for the closure of eight legacy retail stores to align operations with the Company’s strategic goal of building the leading digital financial brand in Canada. Additionally, during the nine month period ended September 30, 2017, the Company relocated one of its offices, and recorded a liability associated with lease termination in the amount of $0.1 million.

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Management’s Discussion and Analysis

The one-time non-recurring expenses of $0.1 million and $0.2 million for the three and nine months ended September 30, 2017, respectively, were incurred primarily to align our staffing requirements.

Net loss, Adjusted EBITDA, Adjusted net loss, Basic and fully diluted loss per share

The following table provides the summary of net loss before tax, adjusted EBITDA, adjusted net loss, and loss per share for the three and nine months ended September 30, 2017 and 2016:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2017	2016	Change	2017	2016	Change

Net loss before tax	$(3,717)	$(3,577)	4%	$(13,628)	$(13,864)	(2)%
Adjusted EBITDA(1)	1,014	518	96%	1,478	(963)	n/a
Adjusted net income (loss) (1)	(4,105)	(3,347)	23%	(12,149)	(11,995)	1%
Basic and fully diluted loss per share	(0.20)	(0.20)	4%	(0.74)	(0.76)	(2)%

Net loss before tax for the three months ended September 30, 2017 was $3.7 million, a 3.9% increase as compared to the same period last year. The net loss for the nine months ended September 30, 2017 was $13.6 million, a decrease of 1.7% as compared to the same period last year.

Adjusted EBITDA(1) for the three months ended September 30, 2017 was $1.0 million, an improvement of $0.5 million as compared to the same period last year. Adjusted EBITDA(1) for the nine months ended September 30, 2017 was $1.5 million an improvement of $2.4 million as compared to the same period last year.

The adjusted net income (loss)(1)for the three months ended September 30, 2017 was $4.1 million, a 22.6% increase as compared to the same period last year. The adjusted net income (loss)(1) for the nine months ended September 30, 2017 was $12.1 million, an increase of 1.3% as compared to the same period last year.

Key Balance Sheet Components

The following table provides the key balance sheet components:

($000s)

	As at
	September 30, 2017	December 31, 2016
Cash and cash equivalents	$19,118	$18,624
Net loans receivable	67,669	61,875
Total assets	106,954	99,027
Credit facilities	51,020	45,943
Debentures	39,649	40,092
Convertible debentures	12,644	-
Total liabilities	113,054	93,325

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Management’s Discussion and Analysis

Loans Receivable

The following table provides a breakdown of loans receivable:

($000s)

	As at
	September 30, 2017	December 31, 2016
Gross loans receivable – short-term(1)	$9,102	$12,026
Gross loans receivable – long-term(1)	65,616	57,160
Gross loans receivable	74,718	69,186
Allowance for loan losses	(7,049)	(7,311)
Net loans receivable	67,669	61,875

Gross loans receivable is an IFRS measure the Company uses to assess its asset growth and capital efficiency. We consider the growth in gross loans receivable to be a key element of the Company’s performance as it increases our revenue generating assets and represents a growing customer base to which the Company can market additional products that leverage its digital platform. One of our strategies is to grow our long-term loan portfolio as it not only drives interest revenue in the current period, but more importantly builds a longer term revenue stream as these loans remain outstanding longer. Growth in gross loans receivable is driven by several factors including an increase in the number of customers and an increase in the average loan amount.

Net loans receivable were $67.7 million as at September 30, 2017, an increase of $5.8 million compared to $61.9 million at December 31, 2016, and represents the largest quarter on quarter growth since December 31, 2015. The increase is a result of our resumed focus on growing our loan portfolio. The gross loans receivable - long-term portfolio was approximately $65.6 million, an increase of $8.5 million or 14.8% compared to the balance as at December 31, 2016. Gross loans receivable – long-term represented 87.8% of the total gross loans receivable as at September 30, 2017, up from 82.6% as at December 31, 2016.

The following table provides the breakdown of loans receivable by geographic distribution:

($000s, except percentages)

	As at
	September 30, 2017					December 31, 2016
	AB	BC	ON	Other	Total	AB	BC	ON	Total

Gross loans receivable	$9,608	$13,320	$51,420	$370	$74,718	$10,065	$11,800	$47,321	$69,186
% of total gross loans receivables	13%	18%	69%	0%	100%	15%	17%	68%	100%

Outstanding loans receivable originated in Ontario remains the major portion of our total gross loans receivable portfolio. The outstanding loans receivable originated in Alberta, as a percentage of total loans receivable decreased from 14.5% as at December 31, 2016 to 12.9% as at September 30, 2017. The decrease in loans outstanding in Alberta is offset by the increase in Ontario and British Columbia, resulting in an overall growth of the portfolio. During the three months ended September 30, 2017, the Company expanded into New Brunswick, Newfoundland and Prince Edward Island, and originations in these provinces are included in Other.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

The allowance for loan losses was $7.0 million as at September 30, 2017, down from $7.3 million as at December 31, 2016. The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses inherent in our loan portfolio. The Company’s methodology for calculating the allowance for loan losses is described below.

($000s)

	As at
	September 30, 2017	December 31, 2016
Allowance for loan losses, beginning of year	$7,311	$6,567
Provision for loan losses	9,900	16,988
Loans charged-off	(10,162)	(16,244)
Allowance for loan losses, end of year	7,049	7,311

An aging analysis of the loans receivable portfolio at the end of the period is as follows:

($000s, except percentages)

	As at
	September 30, 2017	% of Total	December 31, 2016	% of Total
Not past due	$68,548	92%	$61,648	89%
1 to 30 days past due	1,309	2%	1,338	2%
31 to 60 days past due	1,235	2%	1,205	2%
61 to 90 days past due	1,015	1%	1,223	2%
91 to 180 days past due	2,611	3%	3,772	5%
Gross loans receivable	74,718	100%	69,186	100%
Allowance for loan losses	(7,049)		(7,311)
Net loans receivable	67,669		61,875

The Company assesses its allowance for loan losses at each reporting date. In determining the allowance for estimated losses on its loans receivable portfolio, the Company applies a systematic methodology. Outstanding loans are divided into discrete groups of short-term loans and long-term loans, with long-term loans being further divided into line of credit accounts and installment loans, and are analyzed as current or delinquent. Increases in the provision for loan losses, net of recoveries are recorded as a cost of revenue in the consolidated statements of income.

The Company fully reserves and charges off consumer loans once the loan or a portion of the loan has been classified as delinquent for 180 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. Consumer loans classified as delinquent generally have an age of 1 to 179 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

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Management’s Discussion and Analysis

Credit Facilities

($000s)

	As at
	September 30, 2017	December 31, 2016
Credit Facility - Liquid	$24,422	$20,798
Credit Facility - ST	-	25,145
Credit Facility - Other	26,598	-
Total Credit Facility outstanding balance	51,020	45,943

The Credit Facility - Liquid consists of a term loan up to a maximum of $50 million which matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at September 30, 2017 was $25.4 million (December 31, 2016 – $22.0 million) with unamortized deferred financing costs of $1.0 million (December 31, 2016 –$1.2 million) netted against the amount owing.

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”), which was used to repay and replace Mogo’s previous $30 million “Credit Facility – ST” entered into on February 24, 2015. This transaction resulted in the extinguishment of the Credit Facility – ST. The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility. The amount drawn on the new facility as at September 30, 2017 was $26,808,295 (December 31, 2016 – $nil) with unamortized deferred financing costs of $210,000 (December 31, 2016 – $nil) netted against the amount owing. The new facility will bear interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%), a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the previous facility. If Credit Facility - Other is increased beyond $40 million, the incremental portion of the facility will have a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the facility, up to $40 million.

Both credit facilities are subject to certain covenants and events of default.

Debentures

($000s)

	As at
	September 30, 2017	December 31, 2016
Debentures	$39,649	$40,092

We have subordinated debentures that were historically used to finance the operations of our business including much of our loans receivable. The debentures require interest-only payments bearing annual interest rates ranging between 12.0% and 18.0% (December 31, 2016 — 12.0% and 18.0%) with principal amounts maturing at various periods beginning March 1, 2017 and through to December 23, 2021.

The debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – Other or July 2, 2020, being the maturity date of the Credit Facility – Other. In the event that the Credit Facility – Other is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then $9.2 million of the balance currently reported as repayable in 2020 will be repaid in 2017, $9.3 million in 2018, $17.2 million in 2019 and $3.3 million will be repaid prior to July 2, 2020.

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Management’s Discussion and Analysis

The following table sets out our debentures as of September 30, 2017:

	Balance as at September 30, 2017	Maturity Dates	Annual Interest Rates

Series A	$20,516,247	07/02/2020	From 14.5% to 15.0%
Series B	$1,893,040	07/02/2020	From 13.5% to 14.0%
Series C	$463,000	07/02/2020	13.0%
Series D	$77,000	07/02/2020	12.0%
Series E	$150,000	07/02/2020	15.0%
Series F	$300,000	07/02/2020	18.0%
Series AA	$2,968,080	07/02/2020	16.0%
Series BB	$1,723,000	From 07/02/2020 to 03/01/2021	From 15.0% to 17.0%
Series CC	$7,923,051	07/02/2020	From 13.0% to 18.0%
Series EE	$1,285,000	07/02/2020	15.0%
Series FF	$170,000	07/02/2020	14.0%
Series 1C	$2,175,345	07/02/2020	14.0%
Other	$5,000	07/02/2020	24.0%
	$39,648,763

Convertible debentures

($000s)

	As at
	September 30, 2017	December 31, 2016
Convertible debentures	$12,644	-

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of $1,000 per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to the existing Credit Facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is June 6, 2020.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the convertible debenture.

Principal and interest is payable in cash or, at the Company’s option, subject to certain conditions, in common shares of the Company. The convertible debentures may, at the option of the holder, be converted to common shares of the Company at any time before the maturity date at a price of $5.00 per common share. Prior to the maturity date, when certain conditions are met, the Company has the option to convert all or a portion of the convertible debentures to common shares.

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Management’s Discussion and Analysis

Transactions with Related Parties

The significant related-party transactions that occurred during the three and nine months ended September 30, 2017 were transactions with debenture holders that incur interest. Interest incurred on related party debenture balances during the three months totaled $0.1 million compared to $0.1 million incurred during same period of last year, whereas interest incurred for nine months period ended September 30, 2017 totaled $0.4 million compared to $0.3 million during same period of last year. Debenture balances include $3.1 million due to related parties, as at September 30, 2017 ($2.6 million as at December 31, 2016). The related parties involved in such transactions were (i) members of the family of Praveen Varshney, a director of the Company, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) members of the family of Gregory Feller, a director and officer of the Company, and entities which are directly or indirectly controlled by members of Mr. Feller’s family; and (iii) members of the family of David Feller, a director and officer of the Company and entities which are directly or indirectly controlled by members of his family. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Included in the loan receivable amount is $0.02 million as of September 30, 2017 (December 31, 2016 – $0.02 million) due from a related party.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except percentages, per share amount and ARPM)
	2017			2016					2015
	Third	Second	First	Fourth		Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter		Quarter	Quarter	Quarter	Quarter

Income Statement Highlights
Revenue	$12,579	$11,490	$11,281	$11,827		$12,612	$12,699	$12,732	$12,509
Cost of revenue	4,012	3,814	3,823	4,061		5,011	5,168	4,921	4,704
Gross profit	8,567	7,676	7,458	7,766		7,601	7,532	7,811	7,806
Operating expenses	8,865	8,703	8,314	7,859		8,011	9,052	9,481	10,453
Loss from operations	(298)	(1,027)	(856)	(93)		(410)	(1,521)	(1,670)	(2,648)
Funding interest expense	1,935	1,683	1,606	1,593		1,589	1,499	1,439	1,222
Net loss before tax	(3,717)	(5,330)	(4,581)	(3,227)		(3,577)	(4,634)	(5,654)	(5,596)
Per Share Highlights
Net Loss per common share	(0.20)	(0.29)	(0.25)	(0.18)		(0.20)	(0.25)	(0.31)	(0.43)
(Basic and fully diluted)
Non-IFRS Financial Measures
Contribution(1)	4,898	4,175	3,911	4,430		4,236	4,367	4,327	4,171
Contribution margin(1)	39%	36%	35%	38%		34%	34%	34%	33%
Adjusted EBITDA(1)	1,014	207	257	1,059		518	(518)	(963)	(1,459)
Adjusted net loss (1)	(4,105)	(4,251)	(3,793)	(2,977	)(2)	(3,347)	(4,218)	(4,430)	(4,818)
Charge-off rate(1)	15%	16%	20%	21%		23%	22%	19%	19%
Average revenue per member(1) (ARPM in $)	27	28	30	37		49	59	65	73

($000s)

	As at
	2017			2016				2015
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Balance Sheet Highlights
Net loans receivable	$67,669	$62,647	$60,774	$61,875	$63,187	$63,017	$62,698	$61,768
Total Assets	106,954	107,558	96,178	99,027	103,523	104,459	107,620	107,342
Total Liabilities	113,054	110,187	94,766	93,325	94,894	92,516	91,472	87,317

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	The Company slightly revised its Adjusted Net Income (loss) for the fourth quarter and year ended December 31, 2016 to $2.98 million and $14.98 million, from the previously published $2.83 million and $14.83 million, respectively, to reflect the addition of a non-recurring, non-operating expense of $0.15 million during Q4 2016.

23 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of the IPO which raised $50 million in 2015, prior private placements of preferred shares, placements of debentures, credit facilities and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market condition and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures discussed below as they become due and payable.

Use of proceeds:

Initial public offering (“IPO”)

The Company completed its $50 million initial public offering (“IPO”) in June of 2015, realizing net proceeds of approximately $45.4 million. In our IPO prospectus, we stated our intention to use the net proceeds from the IPO as follows; $15.5 million to fund the portion of our loans receivable not funded by our credit facility; $4.5 million to fund technology and development expenses; and $10.0 million for general and administration expenses and expenses related to customer service, operations and marketing. The remaining net proceeds were expected to be used for balance sheet strength, working capital, general corporate purposes and selective acquisitions of, or investments in, new products, technologies and businesses that expanded, complemented or were otherwise related to Mogo’s business.

To date, we have utilized approximately $43.8 million of the net proceeds from our IPO, with approximately $30.7 million being used in investment in loans receivable and the remaining $13.1 million invested in our platform through technology and development. Since the IPO, we have generated positive cash flow from operations before investment in loans receivable and all operating expenses, including interest expenses, have been funded internally rather than through use of the proceeds of the IPO.

Convertible debentures

We issued $15.0 million in convertible debentures in June of 2017, realizing net proceeds of approximately $13.4 million. The Company intends to use the net proceeds from the offering to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are primarily funded using two credit facilities with Fortress, with a portion of each loan funded by the Company. The net proceeds of the offering are expected to be used to satisfy the Company funded portion of each new loan.

However there may be circumstances where, for sound business reasons, a reallocation of proceeds may be deemed prudent or necessary. For example, some portion of the net proceeds could be used to fund strategic acquisition opportunities in order to accelerate one or more of the Company’s existing products and/or add additional products that complement its consumer facing digital platform, should any such opportunities arise.

To date, we have utilized $5.4 million in investment in loans receivable.

24 | Page

Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and nine months ended September 30, 2017 and 2016:

($000s)
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Cash provided by (used in) operating activities before investment in loans receivable	$108	$2,056	$2,202	$3,270
Cash invested in loans receivable	(8,323)	(4,685)	(15,694)	(14,773)
Cash used in operating activities	(8,215)	(2,629)	(13,492)	(11,503)
Cash used in investing activities	(1,213)	(1,751)	(4,143)	(5,843)
Cash provided by financing activities	3,545	2,347	18,129	7,720
Net increase (decrease) in cash for the period	(5,883)	(2,033)	494	(9,626)

Cash provided by (used in) operating activities

Our operating activities have consisted primarily of funding our short-term and long-term loan originations, including payment of associated direct costs and receipt of associated fees, offset by customer repayments of these short-term and long-term loans.

Cash provided by (used in) operating activities was ($8.2) million and ($13.5) million, for the three and nine months ended September 30, 2017 respectively. Included in these amounts were net cash investments in loans receivable of $8.3 million and $15.7 million for the three and nine month period, respectively. If these net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash flow provided by (used in) operating activities would be $0.1 million and $2.2 million during the three and nine month periods ended September 30, 2017. This represents a decrease of $2.0 million and $1.1 million from the respective three and nine month periods ended September 30, 2016, which is mainly attributable to differences in timing of changes in working capital. The overall increase in cash used in operating activities to $8.2 million in the three months ended September 30, 2017 from $2.6 million in the three month ended September 30, 2016 is primarily due to cash invested in the growth of our loan portfolio.

Cash provided by (used in) investing activities

Our investing activities have consisted primarily of purchases of property equipment and software and capitalized software development cost. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal-use technology.

For the three months ended September 30, 2017 cash used for the purchase of property and equipment and investment in software was $1.2 million, a decrease of $0.5 million from the same period of 2016, whereas for nine months period ended September 30, 2017 cash used for the purchase of property and equipment and investment in software was $4.1 million, a decrease of $1.7 million from the same period of 2016. We expect to continue to invest in additional property and equipment and invest in additional internal-use software to support the growth in our customer base and the continued build out of our digital technology platform and new products.

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Management’s Discussion and Analysis

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures and borrowings from the Credit Facilities.

Cash provided by financing activities for the three months ended September 30, 2017 was $3.5 million, an increase of $1.2 million compared to the same period in 2016, primarily due to advances from credit facilities to fund loan originations. For the nine months ended September 30, 2017, cash provided by financing activities was $18.1 million, an increase of $10.4 million compared to the same period in 2016. The increase is mainly due to issuance of convertible debentures during the second quarter of 2017.

Contractual Obligations

The following table illustrates the contractual obligations as at September 30, 2017, including commitments relating to leasing contracts:

($000s)
	2017	2018	2019	2020	2021	Thereafter
Commitments
Estimated lease payments	$310	$1,221	$1,154	$683	$85	$340
Accounts payable	7,160	-	-	-	-	-
Credit Facility – Liquid	-	-	-	24,422	-	-
Credit Facility – Other	-	-	-	26,598	-	-
Debentures	-	-	-	39,149	500	-
Convertible debentures	-	-	-	12,644	-	-
Total contractual obligations	7,470	1,221	1,154	103,496	585	340

The following table illustrates the contractual obligations as at December 31, 2016, including commitments relating to leasing contracts:

($000s)
	2017	2018	2019	2020	2021	Thereafter
Commitments
Estimated lease payments	$1,418	$1,234	$1,077	$608	$85	-
Accounts payable	5,594	-	-	-	-	-
Credit Facility – Liquid	-	-	-	22,017	-	-
Credit Facility – ST	-	25,319	-	-	-	-
Debentures	-	21,532	17,135	925	500	-
Total contractual obligations	7,012	48,085	18,212	23,550	585	-

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

As of November 8, 2017, our authorized capital consists of an unlimited number of common shares without par value. On September 15, 2017, the Company created a new class of preferred shares, issuable in one or more series. As of November 8, 2017, no preferred shares have been issued.

Changes in the number of common shares, options, restricted share units and deferred shares units outstanding during the current period and the outstanding balances as at November 8, 2017 are as follows:

		Net issued		Net issued
	Number	(grants,	Number	(grants,	Number
	outstanding	repurchases,	outstanding at	repurchases,	outstanding
	at December	cancellations	September 30,	cancellations	at November
Class of Security	31, 2016	and exercises)	2017	and exercises)	8, 2017
Common Shares	18,280,210	72,290	18,352,500	6,510	18,359,010
Stock Options	2,302,336	618,820	2,921,156	9,990	2,931,146
Restricted Share Units	145,247	1,377	146,624	-	146,624
Common share purchase warrants	1,877,776	-	1,877,776	-	1,877,776

Our outstanding common shares increased by 72,290 shares during nine months ended September 30, 2017 as a result of the conversion of 41,228 restricted share units and the exercise of 31,062 stock options.

Our outstanding stock options increased by 618,820 during the nine months ended September 30, 2017 as a result of the grant of 758,150 options, less the expiry without exercise of 108,268 stock options and the exercise of 31,062 stock options. Our outstanding restricted share units increased by 1,377 as a result of the grant of 70,500 restricted share units, less the expiry without conversion of 27,895 restricted share units and the conversion of 41,228 restricted share units into common shares.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in our financial statements.

The Company acts as a lender and has little concentration of credit risk with any particular individual, company or other entity relating to these services, however the Company is subject to a higher level of credit risk due to the credit constrained nature of many of the Company’s customers and in circumstances in which they do not comply with the Company’s policies and procedures. The credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs ongoing credit evaluations, aging of loans receivable, payment history and allows for uncollectible amounts when determinable.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company evaluates the concentration of risk with respect to customer loans receivable as low, as its customers are located in several jurisdictions and operate independently. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

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Management’s Discussion and Analysis

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company currently does not actively hedge foreign currency risk and transacts in foreign currencies on a spot basis. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars.

($000s)

	As at
	September 30, 2017	December 31, 2016
Cash	$194	$65
Debentures	4,770	4,870

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its Credit Facilities that bears interest that fluctuates with LIBOR. As at September 30, 2017, LIBOR was 1.23% (December 31, 2016 – 0.77%). Credit Facility - Liquid has a LIBOR floor of 1.5% and Credit Facility - Other has a LIBOR floor of 2.0%. The minimal basis point change in LIBOR did not increase or decrease interest expense. The debentures (convertible and non-convertible) have fixed rates of interest.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section of our annual information form dated March 7, 2017 for the year ended December 31, 2016 and elsewhere in this MD&A.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in gross loans receivable, charge-off rate, average revenue per member, Mogo members, and gross loans receivable (short-term and long-term) are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

28 | Page

Management’s Discussion and Analysis

We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non-IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as revenue less transaction expenses, provision for loan losses, net of recoveries, funding interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Contribution and contribution margin have varied from period to period and have generally increased over time. Factors that affect our contribution and contribution margin include revenue mix, transaction costs and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Loss before income taxes	$(3,717)	$(3,577)	$(13,628)	$(13,864)
Technology and development expenses	2,705	2,688	8,345	7,637
Marketing expenses	1,754	1,229	4,569	5,467
General and administration expenses	2,672	2,318	7,475	7,953
Corporate interest expense	2,085	1,559	5,444	4,705
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	74	-	182	-
Other financing (income) expenses	(32)	(12)	(40)	(7)
Unrealized foreign exchange loss (gain)	(237)	55	(454)	(368)
Unrealized loss (gain) on derivative liability	(406)	(24)	973	(99)
Contribution	4,898	4,236	12,984	12,930

Revenue	12,579	12,612	35,350	38,044
Contribution Margin	39%	34%	37%	34%

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, funding interest expense, corporate interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. This measure differs from contribution in that adjusted EBITDA includes additional operating costs, such as general and administration expenses and marketing, but excludes funding interest costs.

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Loss before income taxes	$(3,717)	$(3,577)	$(13,628)	$(13,864)
Depreciation and amortization	1,099	717	2,959	1,800
Stock-based compensation	181	199	660	830
Funding interest expense	1,935	1,589	5,224	4,527
Corporate interest expense	2,085	1,559	5,444	4,705
Unrealized foreign exchange loss (gain)	(237)	55	(454)	(368)
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	74	-	182	-
Unrealized loss (gain) on derivative liability	(406)	(24)	973	(99)
Adjusted EBITDA	1,014	518	1,478	(963)

Adjusted Net Income (Loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and non-recurring non-operating expenses. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net income (loss) includes depreciation and amortization, funding interest expense and corporate interest expense so is a more complete picture of the company’s overall performance.

30 | Page

Management’s Discussion and Analysis

The following table presents a reconciliation of adjusted net income (loss) to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Loss before income taxes	$(3,717)	$(3,577)	$(13,628)	$(13,864)
Stock-based compensation	181	199	660	830
Unrealized foreign exchange (gain) loss	(237)	55	(454)	(368)
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	74	-	182	-
Unrealized loss (gain) on derivative liability	(406)	(24)	973	(99)
Adjusted net loss	(4,105)	(3,347)	(12,149)	(11,995)

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is calculated as excluding net cash used in loans investment from net cash used in operating activities. We consider cash provided by (used in) operating activities before investment in gross loans receivable to be a useful measure for understanding the cash flow used in our operations excluding our investment in loans receivable on our balance sheet. Specifically, as we continue to grow our loan receivables we expect to continue to invest significant capital in this asset on our balance sheet. However, we think it is also important for investors to understand and track the point at which our operations (excluding this investment) are generating positive cash flow so that we will be required to draw less cash from our credit facilities and cash balances to fund this investment.

The following table presents a reconciliation of cash provided by (used in) operating activities before investment in gross loans receivable, the most comparable IFRS financial measure for each of the period indicated:

($000s)
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Net cash used in operating activities	$(8,215)	$(2,629)	$(13,492)	$(11,503)
Increase in loans receivable	(8,323)	(4,685)	(15,694)	(14,773)
Cash provided by (used in) operations before investment in loans receivable	108	2,056	2,202	3,270

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

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Management’s Discussion and Analysis

The following table presents a reconciliation of charge-off rate to gross loans receivable, the most comparable IFRS financial measure for each of the periods indicated:

($000s)
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Charge-off net of recoveries	$2,701	$4,026	$8,740	$11,220
Gross loans receivable - opening balance	69,554	70,654	69,186	68,335
Gross loans receivable - ending balance	74,718	70,988	74,718	70,988
Simple average of the Gross loans receivable - opening/ending balance	72,135	70,821	71,952	69,662
Charge-off rate (annualized)	15%	23%	16%	21%

Average Revenue per Member

ARPM is a non-IFRS financial measure that we calculate as the total revenue during a period divided by the average number of Mogo members in the period. ARPM measures the revenue that each Mogo member contributed during the reported period. We believe the ARPM is one of the key drivers of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table presents a reconciliation of average revenue per member to revenue, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except Mogo members and ARPM)
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Revenue	$12,579	$12,612	$35,350	$38,044
Number of Mogo members – opening (000s)	439	225	348	186
Number of Mogo members – ending (000s)	492	292	492	292
Simple average of numbers of Mogo Members (000s)	466	259	420	239
Average revenue per member (ARPM in $)	$27	$49	$84	$159

Mogo Members

Mogo Members is not a financial measure. Mogo Members refers to the number of individuals who have signed up for one or more of our products and services including: consumer loans, prepaid visa card, mortgage, free credit score with free monthly credit score monitoring, unique content, or events. We no longer consider an individual to be a Mogo Member if they have not used or engaged with any of our products or services in the last 12 months. Customers are Mogo Members who have accessed one of our loan products, the MogoCard, or the MogoMortgage. Management believes that the size of our Mogo Member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo Members will continue to grow over time.

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Management’s Discussion and Analysis

Gross loans receivable (short-term and long-term)

Gross loans receivable (short-term and long-term) are non-IFRS financial measures which refer to loans receivable relating to the initial term of our loans receivable. We use the term “gross loans receivable – short-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of less than one year, which we refer to as “short-term loan products”. We use the term “gross loans receivable – long-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of one year or more, which we refer to as “long-term loan products”. These include lines of credit that have a term of one year and installment loans that have terms of up to five years. We consider it important to highlight our increased focus on growing our long-term loan portfolio as we execute on our strategy of being a full credit spectrum lender with a loan portfolio that is longer-term in nature. Recent legislative changes impacting certain short-term loans, including the reduction of maximum allowable fees, have been implemented in Alberta, British Columbia and Ontario. Further amendments are being contemplated in Ontario and we are considering the potential impact of these changes, if any, while we continue the emphasis on growing our long-term portfolio and our new fee-based products.

Gross loans receivable represents the total amount of principal and fees outstanding to our customers at the end of the period before any provision for potential future charge-offs. We segregate gross loans receivable between loans receivable – short-term and gross loans receivable – long-term, both of which are non-IFRS financial measures. Under IFRS, receivables are classified as ‘current’ or ‘non-current’ having maturities from the balance sheet date of 12 months or less and greater than 12 months, respectively.

The following table presents a reconciliation of gross loans receivable – short-term and gross loans receivable – long-term to gross loans receivable, the closest comparable IFRS financial measure:

($000s)

	As at
	September 30, 2017	December 31, 2016

Gross loans receivable – short-term	$9,102	$12,026
Gross loans receivable – long-term	65,616	57,160
Gross loans receivable	74,718	69,186

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and notes. These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the Consolidated Statement of Comprehensive Loss in the period of the change and in any future periods affected.

The areas where judgments, estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Loans receivable

Loans receivable are stated after evaluation as to their collectability and an appropriate allowance for loan losses is provided where considered necessary. The Company has determined the likely impairment loss on loans receivable which have not maintained the loan repayments in accordance with the loan contract or where there is other evidence of potential impairment.

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Management’s Discussion and Analysis

The methodology and assumptions used in setting the loan allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Our provision for loan losses included in the allowance consists of amounts charged to income during the period to maintain an allowance for loan losses estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where we operate and generate taxable income.

Investment tax credits recoverable

The recognition of investment tax credits recoverable requires that we assess future tax payable available to utilize the investment tax credits. We consider the carry-forward period of the investment tax credits, our recent earnings history and forecast of future earnings in performing this assessment. We determine the value of effort expended towards research and development projects that qualify for investment tax credits and calculate the estimated recoverable to be recognized. The allocation of direct salaries to qualifying projects is derived from time records and assessment by management. The actual investment tax credits claimed and realized may differ from the estimate based on the final tax returns and review by tax authorities.

Fair value of share-based payments

We use the Black-Scholes valuation model to determine the fair value of equity settled stock options and warrants that are treated as derivative liabilities. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources. The Company’s only off-balance sheet arrangements consist of operating leases entered into in the ordinary course of business.

New IFRS standards and interpretations not yet applied

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2018 or later periods that the Company has decided not to early adopt, and which management has not yet assessed the impact. The new IFRS standards not yet applied include:

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Management’s Discussion and Analysis

IFRS 9, Financial Instruments, This standard is part of the IASB’s wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also contains new guidance in relation to impairment and hedge accounting and is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of a portion of expected credit losses from the date the financial instrument is first recognized, and the recognition of lifetime expected credit losses if the financial instrument has experienced a significant increase in credit risk (SICR) since initial recognition.

The Company is in the process of refining and validating its impairment models with respect to the measurement of expected credit losses, and establishing appropriate triggers to determine when a SICR has occurred. The ECL models will incorporate probability-weighted loss outcomes, considering relevant information about past, current and forecasted future events where applicable. The assessment of a SICR will involve the use of specific attributes to identify financial instruments that have experienced changes in their probability of default subsequent to initial recognition.

The Company has established a project team to oversee the transition to IFRS 9, develop governance frameworks for new processes, update its accounting policies, and refine the calculation and application of ECL in order to assess the quantitative impact of the adoption.

The Company is on track to complete the implementation of IFRS 9 effective January 1, 2018.

IFRS 15, Revenue from Contracts with Customers, In May 2014, the IASB issued, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various IFRIC and SIC interpretations regarding revenue. Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its financial statements.

IFRS 16 - Leases replaces IAS 17 - Leases and requires lessees to account for leases on balance sheet by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

Amendments to IFRS 2, Share-based Payment, were issued in June 2016 and are effective for the Company beginning on January 1, 2018. The amendments to IFRS 2 clarify the accounting requirements for certain share-based payment transactions. The Company is assessing the impact of this amendment on its financial statements.

Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

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Management’s Discussion and Analysis

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at September 30, 2017, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company’s internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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